Exhibit 99.1

Unaudited Condensed Interim Consolidated Financial Statements and Notes

FOR THE THREE AND SIX MONTHS ENDING JUNE 30, 2020

PAN AMERICAN SILVER CORP.	#

PAN AMERICAN SILVER CORP.	#

Condensed Interim Consolidated Statements of Financial Position (unaudited, in thousands of U.S. dollars)

	June 30,	December 31,
	2020	2019
Assets
Current assets
Cash and cash equivalents (Note 21)	$188,117	$120,564
Short-term investments (Note 5)	73,449	117,776
Trade and other receivables	126,787	168,753
Income taxes receivable	22,398	17,209
Inventories (Note 6)	279,312	346,507
Derivative financial instruments (Note 4a)	1,854	1,272
Prepaid expenses and other current assets	10,924	16,838
	702,841	788,919
Non-current assets
Mineral properties, plant and equipment (Note 7)	2,448,173	2,504,901
Inventories (Note 6)	24,623	24,209
Long-term refundable tax	24,625	17,900
Deferred tax assets	32,446	36,447
Investment in associates (Note 9)	58,670	84,319
Goodwill and other assets (Note 10)	4,455	4,987
Total Assets	$3,295,833	$3,461,682

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 11)	$194,130	$225,330
Derivative financial instruments (Note 4a)	3,157	—
Current portion of provisions (Note 12)	6,624	7,372
Current portion of lease obligations (Note 13)	13,567	14,198
Income tax payable	13,811	24,770
	231,289	271,670
Non-current liabilities
Long-term portion of provisions (Note 12)	205,195	188,012
Deferred tax liabilities	201,915	176,808
Long-term portion of lease obligations (Note 13)	23,379	27,010
Debt (Note 14)	200,000	275,000
Deferred revenue (Note 9)	13,576	12,542
Other long-term liabilities (Note 15)	26,784	27,754
Share purchase warrants (Note 9)	—	15,040
Total Liabilities	902,138	993,836

Equity
Capital and reserves (Note 16)
Issued capital	3,128,977	3,123,514
Reserves	93,486	94,274
Deficit	(832,436)	(754,689)
Total Equity attributable to equity holders of the Company	2,390,027	2,463,099
Non-controlling interests	3,668	4,747
Total Equity	2,393,695	2,467,846
Total Liabilities and Equity	$3,295,833	$3,461,682
See accompanying notes to the condensed interim consolidated financial statements
APPROVED BY THE BOARD ON AUGUST 5, 2020

"signed"	Ross Beaty, Director	"signed"	Michael Steinmann, Director

PAN AMERICAN SILVER CORP.	1

Condensed Interim Consolidated Income Statement (unaudited, in thousands of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2020	2019(1)(2)	2020	2019(1)(2)
Revenue (Note 22)	$249,509	$340,494	$607,937	$594,193
Cost of sales (Note 22)
Production costs (Note 17)	(148,433)	(225,145)	(372,750)	(407,075)
Depreciation and amortization	(48,156)	(57,613)	(126,305)	(106,947)
Royalties	(4,534)	(6,678)	(10,438)	(13,343)
	(201,123)	(289,436)	(509,493)	(527,365)
Mine operating earnings (Note 22)	48,386	51,058	98,444	66,828

General and administrative	(8,739)	(7,571)	(15,327)	(13,506)
Exploration and project development	(1,739)	(5,206)	(4,166)	(7,056)
Mine care and maintenance (Note 18)	(52,203)	(5,842)	(68,227)	(9,289)
Foreign exchange (losses) gains	(63)	999	(1,906)	(1,961)
Gains (losses) on commodity and foreign currency contracts (Note 4d)	3,612	1,240	(5,211)	1,581
(Losses) gains on sale of mineral properties, plant and equipment	(1,986)	3,447	(1,951)	3,491
Share of income (loss) from associate and dilution gain (Note 9)	40	309	(2,889)	920
Transaction and integration costs	—	(3,446)	—	(4,849)
Other expense	(6,486)	(331)	(7,789)	(224)
(Loss) earnings from operations	(19,178)	34,657	(9,022)	35,935

Gain (loss) on derivatives (Note 4d)	636	(1,785)	636	(14)
Investment income	47,540	2,539	19,260	14,824
Interest and finance expense (Note 19)	(4,863)	(7,975)	(11,254)	(12,699)
Earnings (loss) before income taxes	24,135	27,436	(380)	38,046
Income tax expense (Note 23)	(4,723)	(8,937)	(57,443)	(16,227)
Net earnings (loss) for the period	$19,412	$18,499	$(57,823)	$21,819

Attributable to:
Equity holders of the Company	$20,063	$18,371	$(56,744)	$21,154
Non-controlling interests	(651)	128	(1,079)	665
	$19,412	$18,499	$(57,823)	$21,819

Earnings (loss) per share attributable to common shareholders (Note 20)
Basic earnings (loss) per share	$0.10	$0.09	$(0.27)	$0.11
Diluted earnings (loss) per share	$0.10	$0.09	$(0.27)	$0.11
Weighted average shares outstanding (in 000’s) Basic	210,041	209,461	209,993	193,055
Weighted average shares outstanding (in 000’s) Diluted	210,252	209,568	210,203	193,178
See accompanying notes to the condensed interim consolidated financial statements.
(1)Includes amounts previously included in discontinued operations which have been recast, and presented, for the three and six months ended June 30, 2019 in continuing operations as a result of Timmins no longer being classified as held for sale.
(2)The bargain purchase gain recognized on the Tahoe Acquisition date was eliminated in the fourth quarter of 2019 and retrospectively adjusted from the Company's results, for the three and six months ended June 30, 2019, as a result of changes in the assessed fair values of assets acquired.

PAN AMERICAN SILVER CORP.	2

Condensed Interim Consolidated Statements of Comprehensive Income (unaudited, in thousands of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2020	2019(1)	2020	2019(1)
Net earnings (loss) for the period	$19,412	$18,499	$(57,823)	$21,819
Items that may be reclassified subsequently to net earnings:
Unrealized net gains on short-term investments	—	—	—	1
Reclassification adjustment for realized gains on short-term investments to earnings	—	—	—	(208)
Total comprehensive earnings (loss) for the period (Note 4c)	$19,412	$18,499	$(57,823)	$21,612

Total comprehensive earnings (loss) attributable to:
Equity holders of the Company	$20,063	$18,371	$(56,744)	$20,947
Non-controlling interests	(651)	128	(1,079)	665
	$19,412	$18,499	$(57,823)	$21,612
See accompanying notes to the condensed interim consolidated financial statements.
(1)The bargain purchase gain recognized on the Tahoe Acquisition date was eliminated in the fourth quarter of 2019 and retrospectively adjusted from the Company's results, for the three and six months ended June 30, 2019, as a result of changes in the assessed fair values of assets acquired.

PAN AMERICAN SILVER CORP.	3

Condensed Interim Consolidated Statements of Cash Flows (unaudited, in thousands of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2020	2019(1)	2020	2019(1)
Cash flow from operating activities
Net earnings (loss) for the period	$19,412	$18,499	$(57,823)	$21,819

Current income tax expense (Note 23)	9,047	18,092	28,370	32,387
Deferred income tax (recovery) expense (Note 23)	(4,324)	(9,155)	29,073	(16,160)
Interest expense (Note 19)	2,264	4,891	5,809	6,938
Depreciation and amortization	61,325	57,613	139,474	106,947
Accretion on closure and decommissioning provision (Note 12)	2,068	2,560	4,134	4,602
Unrealized losses (gains) on foreign exchange	1,616	(931)	5,143	1,564
Loss (gain) on sale of mineral properties, plant and equipment	1,986	(3,447)	1,951	(3,487)
Other operating activities (Note 21)	(45,783)	(1,970)	7,516	(7,041)
Changes in non-cash operating working capital (Note 21)	31,271	20,140	69,422	(17,796)
Operating cash flows before interest and income taxes	$78,882	$106,292	$233,069	$129,773

Interest paid	(3,149)	(4,804)	(6,873)	(7,955)
Interest received	112	21	199	605
Income taxes paid	(13,095)	(17,991)	(49,594)	(51,816)
Net cash generated from operating activities	$62,750	$83,518	$176,801	$70,607

Cash flow from investing activities
Payments for mineral properties, plant and equipment	$(30,338)	$(64,719)	$(86,088)	$(105,597)
Tahoe Resources Inc. ("Tahoe") acquisition ("Tahoe Acquisition")	—	—	—	(247,479)
Acquisition of mineral interests	—	(1,545)	—	(1,545)
Net proceeds from (purchase of) short-term investments and other securities	86,586	(12,528)	84,192	41,578
Proceeds from sale of mineral properties, plant and equipment	10,166	9,091	10,371	9,138
Exercise of warrants (Note 9)	(15,626)	—	(15,626)	—
Net (payments) proceeds from commodity, diesel fuel swaps, and foreign currency contracts	(1,460)	363	(2,001)	799
Net cash generated from (used in) investing activities	$49,328	$(69,338)	$(9,152)	$(303,106)

Cash flow from financing activities
Proceeds from issue of equity shares	$1,410	$194	$4,341	$194
Distributions to non-controlling interests	—	(261)	—	(261)
Dividends paid	(10,503)	(7,331)	(21,003)	(14,661)
Proceeds from credit facility (Note 14)	80,000	—	80,000	335,000
Repayment of credit facility (Note 14)	(140,000)	—	(155,000)	(125,000)
Payment of equipment leases	(2,977)	(4,880)	(7,041)	(8,870)
Net cash (used in) generated from financing activities	$(72,070)	$(12,278)	$(98,703)	$186,402
Effects of exchange rate changes on cash and cash equivalents	282	(229)	(1,393)	(192)
Net increase (decrease) in cash and cash equivalents	40,290	1,673	67,553	(46,289)
Cash and cash equivalents at the beginning of the period	147,827	90,548	120,564	138,510
Cash and cash equivalents at the end of the period	$188,117	$92,221	$188,117	$92,221
Supplemental cash flow information (Note 21).
See accompanying notes to the condensed interim consolidated financial statements.
(1)The bargain purchase gain recognized on the Tahoe Acquisition date was eliminated in the fourth quarter of 2019 and retrospectively adjusted from the Company's results, for the three and six months ended June 30, 2019, as a result of changes in the assessed fair values of assets acquired.

PAN AMERICAN SILVER CORP.	4

Condensed Interim Consolidated Statements of Changes in Equity (unaudited, in thousands of U.S. dollars, except for number of shares)

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Reserves	Investment revaluation reserve	Deficit	Total	Non- controlling interests	Total equity
Balance, December 31, 2018	153,448,356	$2,321,498	$22,573	$208	$(836,067)	$1,508,212	$5,137	$1,513,349
Total comprehensive earnings
Net earnings for the year	—	—	—	—	110,738	110,738	506	111,244
Other comprehensive loss	—	—	—	(208)	—	(208)	—	(208)
	—	—	—	(208)	110,738	110,530	506	111,036
Shares issued on the exercise of stock options	244,299	3,697	(916)	—	—	2,781	—	2,781
Shares issued as compensation	152,391	2,693	—	—	—	2,693	—	2,693
Share-based compensation on option grants	—	—	577	—	—	577	—	577
Tahoe Acquisition consideration	55,990,512	795,626	72,040	—	—	867,666	—	867,666
Distributions by subsidiaries to non-controlling interests	—	—	—	—	(28)	(28)	(896)	(924)
Dividends paid	—	—	—	—	(29,332)	(29,332)	—	(29,332)
Balance, December 31, 2019	209,835,558	$3,123,514	$94,274	$—	$(754,689)	$2,463,099	$4,747	$2,467,846
Total comprehensive loss
Net loss for the period	—	—	—	—	(56,744)	(56,744)	(1,079)	(57,823)
Other comprehensive loss	—	—	—	—	—	—	—	—
	—	—	—	—	(56,744)	(56,744)	(1,079)	(57,823)
Shares issued on the exercise of stock options	295,831	5,236	(895)	—	—	4,341	—	4,341
Shares issued as compensation	9,456	227	—	—	—	227	—	227
Share-based compensation on option grants	—	—	107	—	—	107	—	107
Dividends paid	—	—	—	—	(21,003)	(21,003)	—	(21,003)
Balance, June 30, 2020	210,140,845	$3,128,977	$93,486	$—	$(832,436)	$2,390,027	$3,668	$2,393,695
See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	5

Condensed Interim Consolidated Statements of Changes in Equity (unaudited, in thousands of U.S. dollars, except for number of shares)

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Reserves	Investment revaluation reserve	Deficit(1)	Total	Non- controlling interests	Total equity
Balance, December 31, 2018	153,448,356	$2,321,498	$22,573	$208	$(836,067)	$1,508,212	$5,137	$1,513,349
Total comprehensive earnings
Net earnings for the period(1)	—	—	—	—	21,154	21,154	665	21,819
Other comprehensive loss	—	—	—	(207)	—	(207)	—	(207)
	—	—	—	(207)	21,154	20,947	665	21,612
Shares issued on the exercise of stock options	20,642	284	(90)	—	—	194	—	194
Shares issued as compensation	22,335	243	—	—	—	243	—	243
Share-based compensation on option grants	—	—	295	—	—	295	—	295
Tahoe Acquisition consideration	55,990,512	795,626	72,040	—	—	867,666	—	867,666
Distributions by subsidiaries to non-controlling interests	—	—	—	—	—	—	(261)	(261)
Dividends paid	—	—	—	—	(14,661)	(14,661)	—	(14,661)
Balance, June 30, 2019	209,481,845	$3,117,651	$94,818	$1	$(829,574)	$2,382,896	$5,541	$2,388,437
See accompanying notes to the condensed interim consolidated financial statements.
(1)The bargain purchase gain recognized on the Tahoe Acquisition date was eliminated in the fourth quarter of 2019 and retrospectively adjusted from the Company's results, for the three and six months ended June 30, 2019, as a result of changes in the assessed fair values of assets acquired.

PAN AMERICAN SILVER CORP.	6

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2020 and December 31, 2019, and for the
three and six month periods ended June 30, 2020 and 2019
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

1. NATURE OF OPERATIONS

Pan American Silver Corp. is the ultimate parent company of its subsidiary group (collectively, the “Company”, or “Pan American”). Pan American is a British Columbia corporation domiciled in Canada, and its office is at Suite 1500 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6.
The Company is engaged in the production and sale of silver, gold, zinc, lead and copper as well as other related activities, including exploration, extraction, processing, refining and reclamation. The Company’s major products are produced from mines in Canada, Peru, Mexico, Argentina and Bolivia. Additionally, the Company has project development activities in Canada, Peru, Mexico and Argentina, and exploration activities throughout South America, Canada and Mexico. As at June 30, 2020, the Company's Escobal mine in Guatemala continues to be on care and maintenance pending satisfactory completion of a consultation process led by the Ministry of Energy and Mines in Guatemala.
Principal subsidiaries:
The principal subsidiaries of the Company and their geographic locations at June 30, 2020 were as follows:

Subsidiary	Location	Ownership Interest	Accounting	Operations and Development Projects Owned
Lake Shore Gold Corp.	Canada	100%	Consolidated	Bell Creek and Timmins mines
Plata Panamericana S.A. de C.V.	Mexico	100%	Consolidated	La Colorada mine
Compañía Minera Dolores S.A. de C.V.	Mexico	100%	Consolidated	Dolores mine
Pan American Silver Huaron S.A.	Peru	100%	Consolidated	Huaron mine
Compañía Minera Argentum S.A.	Peru	92%	Consolidated	Morococha mine
Shahuindo S.A.C.	Peru	100%	Consolidated	Shahuindo mine
La Arena S.A.	Peru	100%	Consolidated	La Arena mine
Pan American Silver (Bolivia) S.A.	Bolivia	95%	Consolidated	San Vicente mine
Minera San Rafael S.A.	Guatemala	100%	Consolidated	Escobal mine
Minera Tritón Argentina S.A.	Argentina	100%	Consolidated	Manantial Espejo mine & Cap-Oeste Sur Este ("COSE") project
Minera Joaquin S.R.L.	Argentina	100%	Consolidated	Joaquin project
Minera Argenta S.A.	Argentina	100%	Consolidated	Navidad project
2. BASIS OF PREPARATION

These condensed interim consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). As a result, these unaudited condensed interim consolidated financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB have been condensed with certain disclosures from the Annual Financial Statements omitted. Accordingly, these unaudited condensed interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2019.
The Company’s interim results are not necessarily indicative of its results for a full year.

PAN AMERICAN SILVER CORP.	7

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2020 and December 31, 2019, and for the
three and six month periods ended June 30, 2020 and 2019
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND JUDGEMENTS

a)Changes in accounting policies
The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2019.
b)Changes in accounting policies not yet effective
The Company has not early adopted any amendment, standard or interpretation that has been issued by the IASB but is not yet effective.
c)Significant Judgements in Applying Accounting Policies
In March 2020, the World Health Organization declared a global pandemic following the emergence and rapid spread of a novel strain of the coronavirus ("COVID-19"). The outbreak and subsequent measures intended to limit the pandemic contributed to significant declines and volatility in financial markets. The pandemic adversely impacted global commercial activity. The full extent of the impact of COVID-19 on operations and future financial performance is currently unknown. It will depend on future developments that are uncertain and unpredictable, including the duration and spread of COVID-19, its continued impact on capital and financial markets on a macro-scale and any new information that may emerge concerning the severity of the virus. These uncertainties may persist beyond when it is determined how to contain the virus or treat its impact.
IFRS requires management to make estimates and assumptions that affect reported amounts and disclosures. These estimates and assumptions take into account historical and forward looking factors that the Company believes are reasonable, including but not limited to the potential impacts arising from COVID-19 and public and private sector policies and initiatives aimed at reducing its transmission. As the extent and duration of the impacts from COVID-19 remain unclear, the Company’s estimates and assumptions may evolve as conditions change. Actual results could differ significantly from those estimates.
The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2019.

PAN AMERICAN SILVER CORP.	8

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2020 and December 31, 2019, and for the
three and six month periods ended June 30, 2020 and 2019
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

4. FINANCIAL INSTRUMENTS

a)Financial assets and liabilities by categories

June 30, 2020	Amortized cost	FVTPL	FVTOCI	Total
Financial Assets:
Cash and cash equivalents	$188,117	$—	$—	$188,117
Trade receivables from provisional concentrates sales(1)	—	20,219	—	20,219
Receivable not arising from sale of metal concentrates(1)	101,243	—	—	101,243
Short-term investments, equity securities	—	73,449	—	73,449
Derivative financial assets	—	1,854	—	1,854
	$289,360	$95,522	$—	$384,882
Financial Liabilities:
Derivative financial liabilities	$—	$3,157	$—	$3,157
	$—	$3,157	$—	$3,157
(1)Included in Trade and other receivables.

December 31, 2019	Amortized cost	FVTPL	FVTOCI	Total
Financial Assets:
Cash and cash equivalents	$120,564	$—	$—	$120,564
Trade receivables from provisional concentrates sales(1)	—	48,767	—	48,767
Receivable not arising from sale of metal concentrates(1)	116,596	—	—	116,596
Short-term investments, equity securities	—	117,776	—	117,776
Derivative financial assets	—	1,272	—	1,272
	$237,160	$167,815	$—	$404,975
(1)Included in Trade and other receivables.
b)Short-term investments in equity securities recorded at fair value through profit or loss ("FVTPL")
The Company’s short-term investments in equity securities are recorded at FVTPL. The gains from short-term investments in equity securities for the three and six months ended June 30, 2020 and 2019 were as follows:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Unrealized (losses) gains on short-term investments, equity securities	$(3,479)	$3,054	$(32,303)	$14,374
Realized gains on short-term investments, equity securities	50,810	—	50,810	—
	$47,331	$3,054	$18,507	$14,374

PAN AMERICAN SILVER CORP.	9

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2020 and December 31, 2019, and for the
three and six month periods ended June 30, 2020 and 2019
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

c)Financial assets recorded at fair value through other comprehensive income ("FVTOCI")
The Company’s short-term investments other than equity securities are recorded at fair value through other comprehensive income. The unrealized gains (losses) from short-term investments other than equity securities for the three and six months ended June 30, 2020 and 2019 were as follows:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Unrealized net gains on short-term investments, other than equity securities	$—	$—	$—	$1
Reclassification adjustment for realized gains on short-term investments, other than equity securities	—	—	—	(208)
	$—	$—	$—	$(207)
d)Derivative instruments
The Company's derivative financial instruments are comprised of foreign currency and commodity contracts. The gains (losses) on commodity contracts and gain (loss) on derivatives for the three and six months ended June 30, 2020 and 2019 were comprised of the following:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Gains (losses) on foreign currency and commodity contracts:
Realized (losses) gains on foreign currency and commodity contracts	$(1,460)	$364	$(2,001)	$799
Unrealized gains (losses) on foreign currency and commodity contracts	5,072	876	(3,210)	782
	$3,612	$1,240	$(5,211)	$1,581
Gain (loss) on derivatives:
Gain (loss) on warrants	$636	$(1,785)	$636	$(14)
	$636	$(1,785)	$636	$(14)
e)Fair value information
i) Fair Value Measurement
The categories of the fair value hierarchy that reflect the inputs to valuation techniques used to measure fair value are as follows:
Level 1: Quoted prices in active markets for identical assets or liabilities;
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3: Inputs for the asset or liability based on unobservable market data.
The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the Consolidated Statements of Financial Position at fair value on a recurring basis were categorized as follows:

	At June 30, 2020		At December 31, 2019
	Level 1	Level 2	Level 1	Level 2
Assets and Liabilities:
Short-term investments	$73,449	$—	$117,776	$—
Trade receivables from provisional concentrate sales	—	20,219	—	48,767
Derivative financial assets	—	1,854	—	1,272
Derivative financial liabilities	—	(3,157)	—	—
	$73,449	$18,916	$117,776	$50,039

PAN AMERICAN SILVER CORP.	10

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2020 and December 31, 2019, and for the
three and six month periods ended June 30, 2020 and 2019
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

The methodology and assessment of inputs for determining the fair value of financial assets and liabilities as well as the levels of hierarchy for the Company’s financial assets and liabilities measured at fair value remains unchanged from that at December 31, 2019.
ii) Valuation Techniques
Short-term investments and other investments
The Company’s short-term investments and other investments are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy and are primarily money market securities and U.S. Treasury securities. The fair value of the investment securities is calculated as the quoted market price of the investment and in the case of equity securities, the quoted market price multiplied by the quantity of shares held by the Company.
Derivative assets and liabilities
The Company’s derivative assets and liabilities were comprised of investments in warrants, commodity swaps and foreign currency contracts. The fair value of the warrants is calculated using an option pricing model which utilizes a combination of quoted prices and market-derived inputs. The Company's commodity swaps and foreign currency contracts are valued using observable market prices. Warrants are classified within Level 2 of the fair value hierarchy.
Receivables from Provisional Concentrate Sales
A portion of the Company’s trade receivables arose from provisional concentrate sales and are valued using quoted market prices based on the forward London Metal Exchange for copper, zinc and lead and the London Bullion Market Association P.M. fix for gold and silver.
f)Financial Instruments and related risks
The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are:
i)Credit risk
ii)Liquidity risk
iii)Market risk
1. Currency risk
2. Interest rate risk
3. Price risk
The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

PAN AMERICAN SILVER CORP.	11

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2020 and December 31, 2019, and for the
three and six month periods ended June 30, 2020 and 2019
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

i) Credit Risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables. The carrying value of trade receivables represents the maximum credit exposure.
The Company has long-term concentrate contracts to sell the zinc, lead, copper and silver concentrates produced by the Huaron, Morococha, San Vicente and La Colorada mines. Concentrate contracts are a common business practice in the mining industry. The terms of the concentrate contracts may require the Company to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing the Company to credit risk of the buyers of concentrates. Should any of these counterparties not honour supply arrangements, or should any of them become insolvent, the Company may incur losses for products already shipped and be forced to sell its concentrates on the spot market or it may not have a market for its concentrates and therefore its future operating results may be materially adversely impacted. At June 30, 2020, the Company had receivable balances associated with buyers of its concentrates of $20.2 million (December 31, 2019 - $48.8 million). The vast majority of the Company’s concentrate is sold to five well-known concentrate buyers.
Doré production from La Colorada, Dolores, Manantial Espejo, Shahuindo, La Arena, Bell Creek and Timmins is refined under long term agreements with fixed refining terms at four separate refineries worldwide. The Company generally retains the risk and title to the precious metals throughout the process of refining and therefore is exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that the Company may not be able to fully recover precious metals in such circumstances. At June 30, 2020, the Company had approximately $17.3 million (December 31, 2019 - $58.2 million) of value contained in precious metal inventory at refineries. The Company did not have any value contained in precious metal inventory at major commercial banks as at June 30, 2020 and December 31, 2019. The Company maintains insurance coverage against the loss of precious metals at the Company’s mine sites, in-transit to refineries and while at the refineries.
The Company maintains trading facilities with several banks and bullion dealers for the purposes of transacting the Company’s metal sales. None of these facilities are subject to margin arrangements. The Company’s trading activities can expose the Company to the credit risk of its counterparties to the extent that the trading positions have a positive mark-to-market value. However, the Company minimizes this risk by ensuring there is no excessive concentration of credit risk with any single counterparty, by active credit management and monitoring.
Refined silver and gold is sold in the spot market to various bullion traders and banks. Credit risk may arise from these activities if the Company is not paid for metal at the time it is delivered, as required by spot sale contracts.
Management constantly monitors and assesses the credit risk resulting from its refining arrangements, concentrate sales and commodity contracts with its refiners, trading counterparties and customers. Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties. In making allocation decisions, management attempts to avoid unacceptable concentration of credit risk to any single counterparty.
The Company invests its cash and cash equivalents, which also has credit risk, with the objective of maintaining safety of principal and providing adequate liquidity to meet all current payment obligations.

PAN AMERICAN SILVER CORP.	12

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2020 and December 31, 2019, and for the
three and six month periods ended June 30, 2020 and 2019
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

ii) Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows. The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and short-term investments, and its committed loan facilities.
There was no significant change to the Company’s exposure to liquidity risk during the three and six months ended June 30, 2020.
iii) Market Risk
1.Currency Risk
The Company reports its financial statements in USD; however, the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to local currencies. Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.
At June 30, 2020, the Company had outstanding positions on its foreign currency exposure of Mexican peso ("MXN"), Peruvian peso ("SOL") and Canadian dollar ("CAD") purchases. The Company recorded gains of $1.7 million, losses of $0.5 million, and gains of $1.2 million, respectively, on MXN, SOL and CAD derivative contracts for the three months ended June 30, 2020 (2019 - gains of $0.4 million on MXN derivative contracts). The Company recorded losses of $3.7 million, $1.7 million, and $1.0 million, respectively, on MXN, SOL and CAD derivative contracts for the six months ended June 30, 2020 (2019 - gains of $0.9 million on MXN derivative contracts).
2.Interest Rate Risk
Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The average interest rate earned by the Company during the three and six months ended June 30, 2020 on its cash and short-term investments was 0.83% (2019 - 1.11%).
At June 30, 2020, the Company had $200 million in amounts drawn on its secured revolving credit facility (the "Credit Facility") at an average interest rate of 2.8% for the six months ended June 30, 2020. At December 31, 2019, the Company had $275.0 million in amounts drawn on its secured revolving credit facility (the "Credit Facility") at an average interest rate of 4.3% for the year ended December 31, 2019.
At June 30, 2020, the Company had $36.9 million in lease obligations (December 31, 2019 - $41.2 million), that are subject to an annualized interest rate of 9.4% (2019 - 9.7%).

PAN AMERICAN SILVER CORP.	13

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2020 and December 31, 2019, and for the
three and six month periods ended June 30, 2020 and 2019
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

3.Price Risk
Metal price risk is the risk that changes in metal prices will affect the Company’s income or the value of its related financial instruments. The Company derives its revenue from the sale of silver, gold, lead, copper, and zinc. The Company’s sales are directly dependent on metal prices that have shown significant volatility and are beyond the Company’s control. Consistent with the Company’s mission to provide equity investors with exposure to changes in precious metal prices, the Company’s current policy is to not hedge the price of precious metal.
The Company mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production from time to time under forward sales and option contracts. The Board of Directors continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions. At June 30, 2020, the Company had no outstanding contracts to sell base metal production.
During the three and six months ended June 30, 2020, the Company entered into diesel swap contracts designated to fix or limit the Company’s exposure to higher fuel prices (the “Diesel fuel swaps”). The Company did not enter into any Diesel fuel swaps in 2019. The Company recorded gains of $1.2 million on the Diesel fuel swaps in the three and six months ended June 30, 2020.
5. SHORT-TERM INVESTMENTS

	June 30, 2020			December 31, 2019
	Fair Value	Cost	Accumulated unrealized holding gains	Fair Value	Cost	Accumulated unrealized holding gains
Short-term investments	$73,449	$25,804	$47,645	$117,776	$36,826	$80,950

6. INVENTORIES

Inventories consist of:

	June 30, 2020	December 31, 2019
Concentrate inventory	$14,842	$17,433
Stockpile ore (1)	22,898	27,708
Heap leach inventory and in process (2)	127,105	169,751
Doré and finished inventory (3)	45,681	67,820
Materials and supplies	93,409	88,004
Total inventories	$303,935	$370,716
Less: current portion of inventories	$(279,312)	$(346,507)
Non-current portion of inventories(4)	$24,623	$24,209
(1)Includes an impairment charge of $4.5 million to reduce the cost basis of inventory to net realizable value ("NRV") at Manantial Espejo, and Dolores mines at June 30, 2020 (December 31, 2019 – $5.0 million at Manantial Espejo and Dolores mines).
(2)Includes an impairment charge of $46.1 million to reduce the cost basis of inventory to NRV at Manantial Espejo, and Dolores mines at June 30, 2020 (December 31, 2019 - $39.3 million at Manantial Espejo and Dolores mines).
(3)Includes an impairment charge of $9.7 million to reduce the cost basis of inventory to NRV at Manantial Espejo and Dolores mines at June 30, 2020. (December 31, 2019 - $2.9 million at Manantial Espejo and Dolores mines).
(4)Inventories at Escobal mine, which include $17.3 million (December 31, 2019 - $16.9 million) in supplies with the remainder attributable to metals, have been classified as non-current pending the restart of operations.

PAN AMERICAN SILVER CORP.	14

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2020 and December 31, 2019, and for the
three and six month periods ended June 30, 2020 and 2019
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

7. MINERAL PROPERTIES, PLANT AND EQUIPMENT

Mineral properties, plant and equipment consist of:

	June 30, 2020			December 31, 2019
	Cost	Accumulated Depreciation and Impairment	Carrying Value	Cost	Accumulated Depreciation and Impairment	Carrying Value
Huaron, Peru	$217,415	$(131,607)	$85,808	$215,109	$(126,301)	$88,808
Morococha, Peru	261,434	(170,423)	91,011	258,862	(164,501)	94,361
Shahuindo, Peru	506,608	(57,596)	449,012	498,960	(39,668)	459,292
La Arena, Peru	126,782	(31,597)	95,185	112,014	(22,853)	89,161
Alamo Dorado, Mexico	71,724	(71,724)	—	71,724	(71,724)	—
La Colorada, Mexico	314,308	(153,834)	160,474	305,357	(143,232)	162,125
Dolores, Mexico	1,630,054	(1,139,307)	490,747	1,608,334	(1,091,862)	516,472
Manantial Espejo, Argentina	428,333	(411,911)	16,422	371,677	(367,901)	3,776
San Vicente, Bolivia	144,124	(98,915)	45,209	143,251	(95,360)	47,891
Timmins, Canada	298,612	(63,802)	234,810	292,986	(42,672)	250,314
Other	28,420	(18,019)	10,401	27,711	(17,485)	10,226
Total	$4,027,814	$(2,348,735)	$1,679,079	$3,905,985	$(2,183,559)	$1,722,426

Land and Non-Producing Properties:
Land	$5,490	$(1,254)	$4,236	$5,528	$(1,267)	$4,261
Navidad, Argentina	566,577	(376,101)	190,476	566,577	(376,101)	190,476
Escobal, Guatemala	254,074	(720)	253,354	249,353	—	249,353
Timmins, Canada	75,726	—	75,726	87,747	—	87,747
Shahuindo, Peru	15,586	—	15,586	15,586	—	15,586
La Arena, Peru	117,000	—	117,000	117,000	—	117,000
Minefinders, Mexico	83,079	(36,975)	46,104	83,079	(36,975)	46,104
La Colorada, Mexico	21,550	—	21,550	15,544	—	15,544
Morococha, Peru	7,213	—	7,213	7,213	—	7,213
COSE Project, Argentina	44,499	(27,241)	17,258	95,851	(66,859)	28,992
Other	32,388	(11,797)	20,591	31,866	(11,667)	20,199
Total non-producing properties	$1,223,182	$(454,088)	$769,094	$1,275,344	$(492,869)	$782,475
Total mineral properties, plant and equipment	$5,250,996	$(2,802,823)	$2,448,173	$5,181,329	$(2,676,428)	$2,504,901

8. IMPAIRMENT OF NON-CURRENT ASSETS

Non-current assets are tested for impairment, or reversal of previous impairment charges, when events or changes in circumstance indicate that the carrying amount may not be recoverable, or previous impairment charges against assets are recoverable. The Company performs an impairment test for goodwill at each financial year end and when events or changes in circumstances indicate that the related carrying value may not be recoverable.
Based on the Company’s assessment with respect to possible indicators of either impairment or reversal of previous impairments to its mineral properties, the Company concluded that as of June 30, 2020, no such indicators were noted, and no impairment charges or impairment charge reversals were required.
As part of the assessment for indicators of impairment or reversal, the Company considered various external and internal factors, such as significant increases or decreases in forecasted production volumes (which include assumptions related to proved and probable reserves), commodity prices, capital expenditures and operating costs. The COVID-19 pandemic and its impact on the economy is constantly evolving and presents many variables and contingencies for modeling. In future periods, the effects of the pandemic may have material impacts on our

PAN AMERICAN SILVER CORP.	15

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2020 and December 31, 2019, and for the
three and six month periods ended June 30, 2020 and 2019
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

anticipated operating results and the recoverable amount of our CGUs. The Company will continue to monitor events in the third quarter and the assumptions used for such assessment for indicators of impairment or reversal.
9. INVESTMENT IN ASSOCIATES

The following table shows a continuity of the Company's investment in Maverix Metals Inc. ("Maverix"):

2020
Balance of investment, December 31, 2019	$84,319
Disposal of investment in associate	(23,467)
Dilution losses	(158)
Adjustment for change in ownership interest	1,252
Dividends	(545)
Loss from associate	(2,731)
Balance of investment, June 30, 2020	$58,670
Investment in Maverix:
On June 5, 2020, the Company completed a Secondary Offering pursuant to an underwriting agreement dated May 29, 2020 between Maverix, the Company, and a syndicate of underwriters (the "Secondary Offering"). As part of the Secondary Offering, the Company sold 10,350,000 common shares of Maverix at a price of $4.40 per common share for aggregate gross proceeds of $45.5 million and paid underwriting fees equal to 4% of the gross proceeds equal to $1.9 million.
Concurrent with the Secondary Offering, the Company acquired ownership or control of an additional 8,250,000 common shares of Maverix through the exercise of its remaining 8,250,000 common share purchase warrants in Maverix (the "Warrants"). 5,000,000 Warrants had an exercise price of $1.56 and 3,250,000 Warrants had an exercise price of $2.408. Maverix received gross proceeds of approximately $15.6 million. As a result, the Company de-recognized the remaining warrant liability representing in substance ownership of Maverix. This warrant liability was $15.0 million as at December 31, 2019 .
The Company's share of Maverix income or loss was recorded, based on its 26% interest from January 1, 2020 to June 5, 2020 and 18% from June 6, 2020 to June 30, 2020 (26% for the year ended December 31, 2019), representing the Company’s fully diluted ownership.
Deferred Revenue:
Deferred revenue relates to precious metal streams whereby the Company will sell 100% of the future gold production from La Colorada and 5% of the future gold production from La Bolsa, which is in the exploration stage, to Maverix for $650 and $450 per ounce, respectively (the "Streams").
The deferred revenue related to the Streams will be recognized as revenue by Pan American as the gold ounces are delivered to Maverix. As at June 30, 2020, the deferred revenue liability was $13.6 million (December 31, 2019 - $12.5 million).
Income Statement Impacts:
The Company recorded a gain of $23.5 million during the three and six months ended June 30, 2020 as a result of the disposition of shares pursuant to the Secondary Offering.
The Company recognized $nil and $0.2 million, respectively, in dilution losses during three and six months ended June 30, 2020 (2019 - $nil and $nil, respectively). Dilution gains and losses are recorded in share of income from associate and dilution gain.
For the three and six months ended June 30, 2020, the Company also recognized a $0.1 million recovery and $2.7 million loss in share of loss from associate (2019 - share of income from associate of $0.4 million, and $1.0 million, respectively), which represents the Company's proportionate share of Maverix's earnings during the period.

PAN AMERICAN SILVER CORP.	16

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2020 and December 31, 2019, and for the
three and six month periods ended June 30, 2020 and 2019
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

10. GOODWILL AND OTHER ASSETS

Other assets consist of:

	June 30, 2020	December 31, 2019
Goodwill	$3,057	$3,057
Other assets	1,398	1,930
	$4,455	$4,987

11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of:

	June 30, 2020	December 31, 2019
Trade accounts payable(1)	$54,229	$66,924
Royalties payable	15,093	16,108
Other accounts payable and trade related accruals	49,458	59,295
Payroll and related benefits	44,934	47,221
Severance accruals	1,876	994
Refundable tax payable	8,319	9,844
Other taxes payable	20,221	24,944
	$194,130	$225,330
(1)No interest is charged on the trade accounts payable ranging from 30 to 60 days from the invoice date. The Company has policies in place to ensure that all payables are paid within the credit terms.
12. PROVISIONS

	Closure and Decommissioning	Litigation	Total
December 31, 2019	$188,455	$6,929	$195,384
Revisions in estimates and obligations incurred	12,638	—	12,638
Charged (credited) to earnings:
-new provisions	—	1,791	1,791
-change in estimate	—	(593)	(593)
-exchange gains on provisions	—	(510)	(510)
Charged in the year	—	(77)	(77)
Reclamation expenditures	(948)	—	(948)
Accretion expense (Note 19)	4,134	—	4,134
June 30, 2020	$204,279	$7,540	$211,819

Maturity analysis of total provisions:	June 30, 2020	December 31, 2019
Current	$6,624	$7,372
Non-Current	205,195	188,012
	$211,819	$195,384

PAN AMERICAN SILVER CORP.	17

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2020 and December 31, 2019, and for the
three and six month periods ended June 30, 2020 and 2019
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

13. LEASES

a.ROU Assets
The following table summarizes changes in ROU Assets for the six months ended June 30, 2020 which have been recorded in mineral properties, plant and equipment on the Condensed Interim Consolidated Statements of Financial Position:

	June 30, 2020		December 31, 2019
Cost		Cost
Balance, January 1, 2020	$60,779	Balance, January 1, 2019	$34,983
Additions	2,901	Additions (1)	42,415
Transfer out	(6,503)	Transfer out	(16,619)
Balance, June 30, 2020	57,177	Balance, December 31, 2019	60,779

Accumulated Depreciation		Accumulated Depreciation
Balance at January 1, 2020	(17,418)	Balance at January 1, 2019	(4,780)
Amortization	(7,675)	Amortization (2)	(20,103)
Transfer out	4,897	Transfer out	7,465
Balance, June 30, 2020	(20,196)	Balance, December 31, 2019	(17,418)
Carrying Amounts		Carrying Amounts
At January 1, 2020	43,361	At January 1, 2019	30,203
At June 30, 2020	$36,981	At December 31, 2019	$43,361
(1)Includes $8.5 million in assets acquired from Tahoe Acquisition.
(2)Includes an impairment charge of $2.4 million related to the Manantial Espejo mineral property, and the COSE and Joaquin projects.
b.Lease obligations
The following table presents a reconciliation of the Company's undiscounted cash flows at June 30, 2020 and December 31, 2019 to their present value for the Company's lease obligations:

	June 30, 2020	December 31, 2019
Within one year	$13,958	$16,221
Between one and five years	20,847	23,099
Beyond five years	20,471	21,675
Total undiscounted lease obligations	55,276	60,995
Less future interest charges	(18,330)	(19,787)
Total discounted lease obligations	36,946	41,208
Less: current portion of lease obligations	(13,567)	(14,198)
Non-current portion of lease obligations	$23,379	$27,010
When measuring lease liabilities, the Company discounted lease payments using its incremental borrowing rate at January 1, 2019.  The weighted average rate applied is 9.4% (December 31, 2019 - 9.7%).
14. DEBT

	June 30, 2020	December 31, 2019
Credit Facility	$200,000	$275,000
The Company's four-year, $300.0 million secured revolving credit facility, which was due to mature on April 15, 2020, was increased to $400.0 million on February 1, 2019, and increased to $500.0 million on February 22, 2019,

PAN AMERICAN SILVER CORP.	18

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2020 and December 31, 2019, and for the
three and six month periods ended June 30, 2020 and 2019
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

with maturity on February 1, 2023, and resulted in additional upfront costs of $2.0 million. These amendments were made as part of the Tahoe Acquisition.
The upfront costs have been recorded as an asset under the classification "Prepaid expenses and other current assets" and are being amortized over the life of the Credit Facility. The Credit Facility can be drawn down at any time to finance the Company’s working capital requirements, acquisitions, investments and for general corporate purposes.
The financial covenants required the Company to maintain a tangible net worth (exclusive of any prospective write-downs of certain assets) of greater than $1,036.4 million plus 50% of the positive net income from and including the fiscal quarter ended March 31, 2016. As part of the amendment, after March 31, 2019, the financial covenants require the Company to maintain a minimum tangible net worth (exclusive of any prospective write-downs of certain assets) of greater than 70% of its tangible net worth as of March 31, 2019 plus 50% of positive net income from and including the fiscal quarter ended June 30, 2019. In addition, the financial covenants continue to include the requirement for the Company to maintain: (i) a leverage ratio less than or equal to 3.5:1; and (ii) an interest coverage ratio more than or equal to 3.0:1. As of June 30, 2020, the Company was in compliance with all covenants required by the Credit Facility.
At Pan American's option, amounts can be drawn under the revolving facility and will incur interest based on the Company's leverage ratio at either (i) LIBOR plus 1.875% to 2.750% or; (ii) The Bank of Nova Scotia's Base Rate on U.S. dollar denominated commercial loans plus 0.875% to 1.750%. Undrawn amounts under the revolving facility are subject to a stand-by fee of 0.4219% to 0.6188% per annum, dependent on the Company's leverage ratio. During the six months ended June 30, 2020, the Company drew down $80 million and repaid $155 million of the Credit Facility (2019 - The Company drew down $335 million, under the Credit Facility, under LIBOR-based interest rates, to fund, in part, the cash purchase price under the Tahoe arrangement and to repay, in full, and cancel Tahoe's second amended and restated revolving facility, under which $125 million had been drawn).
During the six months ended June 30, 2020, the average interest rate incurred by the Company on the Credit Facility was 2.8% (2019 - 4.3%). During the three and six months ended June 30, 2020, the Company incurred $0.3 million and $0.5 million, respectively, (2019 - $0.2 million and $0.5 million, respectively) in standby charges on undrawn amounts and $2.1 million and $4.7 million, respectively, (2019 - $3.9 million and $5.4 million, respectively) in interest on drawn amounts under this Facility.
In April 2020, the Company increased its cash and cash equivalents holdings with an $80.0 million draw on the Credit Facility as a precautionary measure to increase liquidity considering the uncertain economic impacts of the COVID-19 pandemic. In Q2 2020, the Company repaid the $80.0 million draw, and made a further repayment of $60.0 million on its four-year, $500.0 million Credit Facility, reducing the drawn amount at June 30, 2020 to $200.0 million. In August 2020, the Company made an additional $40.0 million repayment on the Credit Facility.
15. OTHER LONG TERM LIABILITIES

Other long term liabilities consist of:

	June 30, 2020	December 31, 2019
Deferred credit(1)	$20,788	$20,788
Other income tax payable	100	118
Severance accruals	5,896	6,848
	$26,784	$27,754
(1)As part of the 2009 Aquiline transaction, the Company issued a replacement convertible debenture that allowed the holder to convert the debenture into either 363,854 Pan American Shares or a Silver Stream contract related to certain production from the Navidad project. Regarding the replacement convertible debenture, it was concluded that the deferred credit presentation was the most appropriate and best representation of the economics underlying the contract as of the date the Company assumed the obligation as part of the Aquiline acquisition. Subsequent to the acquisition, the counterparty to the replacement debenture selected the Silver Stream alternative. The Company continues to classify the fair value calculated at the acquisition as a deferred credit of this alternative.

PAN AMERICAN SILVER CORP.	19

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2020 and December 31, 2019, and for the
three and six month periods ended June 30, 2020 and 2019
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

16. SHARE CAPITAL AND EMPLOYEE COMPENSATION PLANS

a.Stock options and common shares issued as compensation ("Compensation Shares")
For the three and six months ended June 30, 2020, the total share-based compensation expense relating to stock options and Compensation Shares was $1.2 million and $2.2 million, respectively, (2019 - $1.2 million and $2.1 million, respectively) and is presented as a component of general and administrative expense.
i.Stock options
The Company did not grant any stock options during the three and six months ended June 30, 2020 or the comparative periods in 2019.
During the three and six months ended June 30, 2020, the Company issued 129,272 and 295,831 common shares, respectively, in connection with the exercise of options (2019 – 20,642 and 20,642, respectively).
ii.Compensation shares
During the three and six months ended June 30, 2020, 9,456 shares were issued to Directors in lieu of Directors' fees of $0.2 million (2019 – 22,335 common shares in lieu of fees of $0.2 million).
The following table summarizes changes in stock options for the six months ended June 30, 2020 and year ended December 31:

	Stock Options
	Shares	Weighted Average Exercise Price CAD$
As at December 31, 2018	698,387	$15.00
Granted	22,788	26.54
Granted pursuant to the Tahoe Acquisition	835,874	48.47
Exercised	(244,299)	15.10
Expired	(141,604)	58.45
Forfeited	(27,798)	34.00
As at December 31, 2019	1,143,348	$33.84
Exercised	(295,831)	19.61
Expired	(481,698)	53.44
Forfeited	(20,543)	43.50
As at June 30, 2020	345,276	$18.10
The following table summarizes information about the Company's stock options outstanding at June 30, 2020:

	Options Outstanding			Options Exercisable
Range of Exercise Prices CAD$	Number Outstanding as at	Weighted Average Remaining Contractual Life (months)	Weighted Average Exercise Price CAD$	Number Outstanding as at	Weighted Average Exercise Price CAD$
$9.76 - $23.61	300,706	47.09	$15.54	229,090	$14.92
$23.62 - $35.21	25,111	70.45	$27.13	2,323	$32.92
$35.22 - $46.53	16,576	19.64	$42.69	16,576	$42.69
$46.54 - $65.71	2,883	16.13	$65.71	2,883	$65.71
	345,276	47.21	$18.10	250,872	$17.50

PAN AMERICAN SILVER CORP.	20

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2020 and December 31, 2019, and for the
three and six month periods ended June 30, 2020 and 2019
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

b.PSUs
Compensation expense for PSUs was $2.3 million and $1.8 million, respectively, for the three and six months ended June 30, 2020 (2019 - $0.2 million and $0.4 million, respectively) and is presented as a component of general and administrative expense.
At June 30, 2020, the following PSUs were outstanding:

PSU	Number Outstanding	Fair Value
As at December 31, 2018	210,409	$3,091
Granted	75,311	1,784
Paid out	(38,119)	(903)
Change in value	—	1,924
As at December 31, 2019	247,601	$5,896
Change in value	—	1,651
As at June 30, 2020	247,601	$7,547
c.RSUs
Compensation expense for RSUs was $1.4 million and $1.3 million, respectively, for the three and six months ended June 30, 2020 (2019 – $0.4 million and $0.9 million, respectively) and is presented as a component of general and administrative expense.
At June 30, 2020, the following RSUs were outstanding:

RSU	Number Outstanding	Fair Value
As at December 31, 2018	328,823	$3,624
Granted	146,594	3,891
Paid out	(157,584)	(3,140)
Forfeited	(18,617)	(441)
Change in value	—	3,173
As at December 31, 2019	299,216	$7,107
Forfeited	(9,021)	(273)
Change in value	—	1,994
As at June 30, 2020	290,195	$8,828
d.Issued share capital
The Company is authorized to issue 400,000,000 common shares without par value.
e.Dividends
The Company declared the following dividends for the six months ended June 30, 2020 and 2019:

Declaration Date	Record Date	Dividend per common share

August 5, 2020 (1)	August 17, 2020	$0.050
May 6, 2020	May 19, 2020	$0.050
February 19, 2020	March 2, 2020	$0.050
November 6, 2019	November 18, 2019	$0.035
August 7, 2019	August 19, 2019	$0.035
May 8, 2019	May 21, 2019	$0.035
February 20, 2019	March 4, 2019	$0.035
(1)These dividends were declared subsequent to the quarter ended June 30, 2020 and have not been recognized as distributions to owners during the period presented.

PAN AMERICAN SILVER CORP.	21

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2020 and December 31, 2019, and for the
three and six month periods ended June 30, 2020 and 2019
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

f.CVRs
On February 22, 2019, the Company issued 313,887,490 CVRs as part of the Tahoe Acquisition, which were convertible into 15,600,208 common shares following the First Shipment upon the restart of operations at the Escobal mine. As of June 30, 2020, there were 313,883,990 CVRs outstanding which were convertible into 15,600,034 common shares (December 31, 2019 - 313,887,490 CVRs convertible into 15,600,208 common shares).
17. PRODUCTION COSTS

Production costs are comprised of the following:

	Three months ended June 30,		Six months ended June 30,
	2020	2019(3)	2020	2019(3)
Consumption of raw materials and consumables	$46,024	$84,507	$131,731	$145,381
Employee compensation and benefits expense	67,706	63,649	142,571	117,915
Contractors and outside services	20,915	31,299	49,701	58,854
Utilities	7,688	9,813	19,427	18,422
Other expenses	4,717	23,658	9,892	26,722
Changes in inventories (1)(2)	1,383	12,219	19,428	39,781
	$148,433	$225,145	$372,750	$407,075
(1)Includes NRV adjustments to inventory to increase production costs by $13.2 million for the three and six months ended June 30, 2020 (2019 - $5.9 million).
(2)Includes fair value increases recognized on the Tahoe Acquisition of select Tahoe inventories of $0.9 million and $2.2 million, respectively, for the three and six months ended June 30, 2020 (2019 - $14.1 million and $28.9 million, respectively).
(3)Includes amounts previously included in discontinued operations which have been recast, and presented, for the three months ended June 30, 2019 in continuing operations as a result of Timmins no longer being classified as held for sale.
18. MINE CARE AND MAINTENANCE

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
COVID 19 mine care and maintenance expenses	$34,967	$—	$41,452	$—
COVID 19 mine care and maintenance depreciation	11,543	—	13,169	—
Total COVID 19 mine care and maintenance	46,510	—	54,621	—
Mine care and maintenance expenses	5,693	5,842	13,606	9,289
	$52,203	$5,842	$68,227	$9,289

19. INTEREST AND FINANCE EXPENSE

	Three months ended June 30,		Six months ended June 30,
	2020	2019(1)	2020	2019(1)
Interest expense	$2,264	$4,891	$5,809	$6,938
Finance fees	531	585	1,311	1,220
Accretion expense (Note 12)	2,068	2,499	4,134	4,541
	$4,863	$7,975	$11,254	$12,699
(1)Includes amounts previously included in discontinued operations which have been recast, and presented, for the three and six months ended June 30, 2019 in continuing operations as a result of Timmins no longer being classified as held for sale.

PAN AMERICAN SILVER CORP.	22

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2020 and December 31, 2019, and for the
three and six month periods ended June 30, 2020 and 2019
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

20. EARNINGS PER SHARE (BASIC AND DILUTED)

For the three months ended June 30,		2020		2019(2)
	Earnings(1) (Numerator)	Shares (000’s) (Denominator)	Per-Share Amount	Earnings(1) (Numerator)	Shares (000’s) (Denominator)	Per-Share Amount
Net earnings for the period	$20,063			$18,371
Basic earnings per share	$20,063	210,041	$0.10	$18,371	209,461	$0.09
Effect of Dilutive Securities:
Stock Options	—	211		—	107
Diluted earnings per share	$20,063	210,252	$0.10	$18,371	209,568	$0.09
(1)Net earnings attributable to equity holders of the Company.
(2)The bargain purchase gain recognized on the Tahoe Acquisition date was eliminated in the fourth quarter of 2019 and retrospectively adjusted from the Company's results, for the three months ended June 30, 2019, as a result of changes in the assessed fair values of assets acquired.

For the six months ended June 30,		2020		2019(2)
	Earnings(1) (Numerator)	Shares (000’s) (Denominator)	Per-Share Amount	Earnings(1) (Numerator)	Shares (000’s) (Denominator)	Per-Share Amount
Net (loss) earnings for the period	$(56,744)			$21,154
Basic (loss) earnings per share	$(56,744)	209,993	$(0.27)	$21,154	193,055	$0.11
Effect of Dilutive Securities:
Stock Options	—	210		—	123
Diluted (loss) earnings per share	$(56,744)	210,203	$(0.27)	$21,154	193,178	$0.11
(1)Net earnings attributable to equity holders of the Company.
(2)The bargain purchase gain recognized on the Tahoe Acquisition date was eliminated in the fourth quarter of 2019 and retrospectively adjusted from the Company's results, for the six months ended June 30, 2019, as a result of changes in the assessed fair values of assets acquired.
Potentially dilutive securities excluded in the diluted earnings per share calculation for the three and six months ended June 30, 2020 were 21,782 out-of-the-money options and CVRs potentially convertible into 15,600,034 common shares (2019 – 1,041,618 out-of-the-money options and CVRs potentially convertible into 15,600,208 common shares).
21. SUPPLEMENTAL CASH FLOW INFORMATION

The following tables summarize other adjustments for non-cash income statement items, changes in operating working capital items and significant non-cash items:

	Three months ended June 30,		Six months ended June 30,
Other operating activities	2020	2019	2020	2019
Adjustments for non-cash income statement items:
Share-based compensation expense	$1,231	$1,220	$2,234	$2,057
Gains on securities held	(44,215)	(3,054)	(15,391)	(14,374)
(Gains) losses on commodity and foreign currency contracts (Note 4d)	(3,612)	(1,240)	5,211	(1,581)
(Gain) loss on derivatives (Note 4d)	(636)	1,785	(636)	14
Share of (income) loss from associate and dilution gain (Note 9)	(40)	(309)	2,889	(920)
Net realizable value adjustment for inventories	1,489	(2,254)	13,209	5,881
Project development write-down	—	1,882	—	1,882
	$(45,783)	$(1,970)	$7,516	$(7,041)

PAN AMERICAN SILVER CORP.	23

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2020 and December 31, 2019, and for the
three and six month periods ended June 30, 2020 and 2019
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

	Three months ended June 30,		Six months ended June 30,
Changes in non-cash operating working capital items:	2020	2019	2020	2019
Trade and other receivables	$2,492	$11,052	$42,100	$1,089
Inventories	33,664	26,008	42,654	36,838
Prepaid expenses	7,969	2,053	5,914	2,999
Accounts payable and accrued liabilities	(12,103)	(17,454)	(19,665)	(56,343)
Provisions	(751)	(1,519)	(1,581)	(2,379)
	$31,271	$20,140	$69,422	$(17,796)

Cash and Cash Equivalents	June 30, 2020	December 31, 2019
Cash in banks	$188,117	$120,564

22. SEGMENTED INFORMATION

The Company reviews its segment reporting to ensure it reflects the operational structure of the Company and enables the Company's Chief Operating Decision Maker ("CODM") to review operating segment performance. We have determined that each producing mine and significant development property represents an operating segment. The Company has organized its reportable and operating segments by significant revenue streams and geographic regions.
Significant information relating to the Company’s reportable operating segments is summarized in the table below:

For the three months ended June 30, 2020
Segment/Country	Mine	Revenue	Production costs and royalties	Depreciation	Mine operating earnings	Capital expenditures(1)
Silver Segment:
Mexico	Dolores	$61,751	$47,351	$16,818	$(2,418)	$9,551
	La Colorada	16,802	8,040	2,513	6,249	5,851
Peru	Huaron	7,644	3,822	509	3,313	581
	Morococha	1,484	483	(141)	1,142	2,086
Bolivia	San Vicente	3,123	1,989	476	658	232
Argentina	Manantial Espejo	14,289	13,100	1,591	(402)	2,762
Guatemala	Escobal	—	—	—	—	4,713
Total Silver Segment		105,093	74,785	21,766	8,542	25,776
Gold Segment:
Peru	Shahuindo	58,521	23,359	8,934	26,228	3,473
	La Arena	22,981	14,727	4,557	3,697	2,085
Canada	Timmins	62,914	40,096	12,501	10,317	2,444
Total Gold Segment		144,416	78,182	25,992	40,242	8,002
Other segment:
Canada	Pas Corp	—	—	124	(124)	(103)
Other	Other	—	—	274	(274)	(360)
Total		$249,509	$152,967	$48,156	$48,386	$33,315
(1)Includes payments for mineral properties, plant and equipment and payment of equipment leases.

PAN AMERICAN SILVER CORP.	24

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2020 and December 31, 2019, and for the
three and six month periods ended June 30, 2020 and 2019
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

For the three months ended June 30, 2019
Segment/Country	Mine	Revenue	Production costs and royalties	Depreciation	Mine operating earnings	Capital expenditures(1)
Silver Segment:
Mexico	Dolores	$55,082	$48,014	$25,111	$(18,043)	$15,852
	La Colorada	43,159	19,775	6,021	17,363	6,392
Peru	Huaron	27,875	18,661	3,516	5,698	2,144
	Morococha	22,767	16,915	3,622	2,230	4,419
Bolivia	San Vicente	20,278	16,034	2,521	1,723	414
Argentina	Manantial Espejo	19,051	17,006	754	1,291	7,711
Guatemala	Escobal	—	—	—	—	353
Total Silver Segment		188,212	136,405	41,545	10,262	37,285
Gold Segment:
	Shahuindo	58,035	33,060	11,694	13,281	8,685
	La Arena	36,701	19,730	4,066	12,905	21,470
Canada	Timmins (2)	57,546	42,628		14,918	2,985
Total Gold Segment		152,282	95,418	15,760	41,104	33,140
Other segment:
Canada	Pas Corp	—	—	215	(215)	57
Argentina	Navidad	—	—	3	(3)	—
Other	Other	—	—	90	(90)	(883)
Total		$340,494	$231,823	$57,613	$51,058	$69,599
(1)Includes payments for mineral properties, plant and equipment and amounts have been recast, and presented, for the three months ended June 30, 2019 to include payment of equipment leases.
(2)Includes amounts previously included in discontinued operations which have been recast, and presented, for the three months ended June 30, 2019 in continuing operations as a result of Timmins no longer being classified as held for sale.

For the six months ended June 30, 2020
Segment/Country	Mine	Revenue	Production costs and royalties	Depreciation	Mine operating earnings	Capital expenditures(1)
Silver Segment:
Mexico	Dolores	$123,147	$100,010	$42,789	$(19,652)	$24,675
	La Colorada	51,626	29,472	8,430	13,724	14,246
Peru	Huaron	25,466	19,041	3,544	2,881	1,994
	Morococha	16,060	15,724	3,340	(3,004)	4,710
Bolivia	San Vicente	16,443	13,269	2,908	266	2,157
Argentina	Manantial Espejo	35,714	32,357	3,387	(30)	7,023
Guatemala	Escobal	—	—	—	—	4,724
Total Silver Segment		268,456	209,873	64,398	(5,815)	59,529
Gold Segment:
Peru	Shahuindo	142,108	57,605	22,784	61,719	11,405
	La Arena	64,331	34,459	12,022	17,850	14,783
Canada	Timmins	133,042	81,251	26,309	25,482	6,951
Total Gold Segment		339,481	173,315	61,115	105,051	33,139
Other segment:
Canada	Pas Corp	—	—	252	(252)	145
Argentina	Navidad	—	—	—	—	8
Other	Other	—	—	540	(540)	308
Total		$607,937	$383,188	$126,305	$98,444	$93,129
(1)Includes payments for mineral properties, plant and equipment and payment of equipment leases.

PAN AMERICAN SILVER CORP.	25

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2020 and December 31, 2019, and for the
three and six month periods ended June 30, 2020 and 2019
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

For the six months ended June 30, 2019
Segment/Country	Mine	Revenue	Production costs and royalties	Depreciation	Mine operating earnings	Capital expenditures(1)
Silver Segment:
Mexico	Dolores	$113,706	$103,693	$51,676	$(41,663)	$28,413
	La Colorada	91,556	39,345	12,252	39,959	10,218
Peru	Huaron	57,679	37,490	6,785	13,404	5,362
	Morococha	53,946	35,460	7,485	11,001	6,468
Bolivia	San Vicente	42,016	31,377	4,612	6,027	1,404
Argentina	Manantial Espejo	28,687	30,150	1,708	(3,171)	14,285
Guatemala	Escobal					996
Total Silver Segment		387,590	277,515	84,518	25,557	67,146
Gold Segment:
	Shahuindo	69,212	40,623	13,546	15,043	8,915
	La Arena	58,789	37,172	8,293	13,324	31,926
Canada	Timmins (2)	78,602	65,108		13,494	6,159
Total Gold Segment		206,603	142,903	21,839	41,861	47,000
Other segment:
Canada	Pas Corp	—	—	336	(336)	179
Argentina	Navidad	—	—	3	(3)	8
Other	Other	—	—	251	(251)	134
Total		$594,193	$420,418	$106,947	$66,828	$114,467
(1)Includes payments for mineral properties, plant and equipment and amounts have been recast, and presented, for the six months ended June 30, 2019 to include payment of equipment leases.
(2)Includes amounts previously included in discontinued operations which have been recast, and presented, for the six months ended June 30, 2019 in continuing operations as a result of Timmins no longer being classified as held for sale.
A reconciliation of segment mine operating earnings to the Company’s earnings before income taxes per the Condensed Interim Consolidated Income Statements is as follows:

	Three months ended June 30,		Six months ended June 30,
	2020	2019(1)(2)	2020	2019(1)(2)
Mine operating earnings (Note 22)	$48,386	$51,058	$98,444	$66,828

General and administrative	(8,739)	(7,571)	(15,327)	(13,506)
Exploration and project development	(1,739)	(5,206)	(4,166)	(7,056)
Mine care and maintenance (Note 18)	(52,203)	(5,842)	(68,227)	(9,289)
Foreign exchange (losses) gains	(63)	999	(1,906)	(1,961)
Gains (losses) on commodity and foreign currency contracts (Note 4d)	3,612	1,240	(5,211)	1,581
(Losses) gains on sale of mineral properties, plant and equipment	(1,986)	3,447	(1,951)	3,491
Share of income (loss) from associate and dilution gain (Note 9)	40	309	(2,889)	920
Transaction and integration costs	—	(3,446)	—	(4,849)
Other expense	(6,486)	(331)	(7,789)	(224)
(Loss) earnings from operations	(19,178)	34,657	(9,022)	35,935

Gain (loss) on derivatives (Note 4d)	636	(1,785)	636	(14)
Investment income	47,540	2,539	19,260	14,824
Interest and finance expense (Note 19)	(4,863)	(7,975)	(11,254)	(12,699)
Earnings (loss) before income taxes	$24,135	$27,436	$(380)	$38,046
(1)Includes amounts previously included in discontinued operations which have been recast, and presented, for the three and six months ended June 30, 2019 in continuing operations as a result of Timmins no longer being classified as held for sale.
(2)The bargain purchase gain recognized on the Tahoe Acquisition date was eliminated in the fourth quarter of 2019 and retrospectively adjusted from the Company's results, for the three and six months ended June 30, 2019, as a result of changes in the assessed fair values of assets acquired.

PAN AMERICAN SILVER CORP.	26

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2020 and December 31, 2019, and for the
three and six month periods ended June 30, 2020 and 2019
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

At June 30, 2020
Segment/Country	Mine	Assets	Liabilities	Net assets
Silver Segment:
Mexico	Dolores	$719,174	$150,567	$568,607
	La Colorada	226,692	46,818	179,874
Peru	Huaron	98,278	32,764	65,514
	Morococha	109,701	30,216	79,485
Bolivia	San Vicente	70,745	30,800	39,945
Argentina	Manantial Espejo	73,701	28,101	45,600
Guatemala	Escobal	289,667	19,280	270,387
Total Silver Segment		1,587,958	338,546	1,249,412
Gold Segment:
Peru	Shahuindo	587,479	161,709	425,770
	La Arena	283,902	93,112	190,790
Canada	Timmins	400,512	51,559	348,953
Total Gold Segment		1,271,893	306,380	965,513
Other segment:
Canada	Pas Corp	180,571	216,623	(36,052)
Argentina	Navidad	193,022	—	193,022
	Other	62,389	40,589	21,800
Total		$3,295,833	$902,138	$2,393,695

At December 31, 2019
Segment/Country	Mine	Assets	Liabilities	Net assets
Silver Segment:
Mexico	Dolores	$763,301	$137,396	$625,905
	La Colorada	223,416	46,476	176,940
Peru	Huaron	110,642	39,962	70,680
	Morococha	128,280	36,754	91,526
Bolivia	San Vicente	76,418	35,331	41,087
Argentina	Manantial Espejo	77,635	27,455	50,180
Guatemala	Escobal	293,178	19,340	273,838
Total Silver Segment		1,672,870	342,714	1,330,156
Gold Segment:
Peru	Shahuindo	600,096	162,821	437,275
	La Arena	282,978	90,472	192,506
Canada	Timmins	429,060	50,171	378,889
Total Gold Segment		1,312,134	303,464	1,008,670
Other segment:
Canada	Pas Corp	229,814	304,184	(74,370)
Argentina	Navidad	193,034	—	193,034
	Other	53,830	43,474	10,356
Total		$3,461,682	$993,836	$2,467,846

PAN AMERICAN SILVER CORP.	27

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2020 and December 31, 2019, and for the
three and six month periods ended June 30, 2020 and 2019
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

	Three months ended June 30,		Six months ended June 30,
Product Revenue	2020	2019(1)	2020	2019(1)
Refined silver and gold	$222,159	$230,719	$503,845	$357,621
Zinc concentrate	3,809	33,081	22,771	74,886
Lead concentrate	14,408	43,507	48,957	91,351
Copper concentrate	5,736	16,471	15,941	37,459
Silver concentrate	3,397	16,716	16,423	32,876
Total	$249,509	$340,494	$607,937	$594,193
(1)Includes amounts previously included in discontinued operations which have been recast, and presented, for the three months ended June 30, 2019 in continuing operations as a result of Timmins no longer being classified as held for sale.
23. INCOME TAXES

Components of Income Tax Expense

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Current income tax expense	$9,047	$18,092	$28,370	$32,387
Deferred income tax (recovery) expense	(4,324)	(9,155)	29,073	(16,160)
Income tax expense	$4,723	$8,937	$57,443	$16,227
Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the items shown on the following table, which results in effective tax rates that vary considerably from the comparable period. The main factor that impacted the effective tax rate for the three and six months ended June 30, 2020 was the devaluation of the Mexican Peso and the Peruvian Sol, which caused a significant decrease in the deductible tax attributes for operations in these countries. Other factors that impacted the effective tax rate for the three and six months ended June 30, 2020 and the comparable period for 2019 were changes in the recognition of certain deferred tax assets, changes in the non-deductible portion of reclamation liabilities, mining taxes paid, and withholding taxes remitted on payments from foreign subsidiaries. The Company continues to expect that these and other factors will continue to cause volatility in effective tax rates in the future.

PAN AMERICAN SILVER CORP.	28

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2020 and December 31, 2019, and for the
three and six month periods ended June 30, 2020 and 2019
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

Reconciliation of Effective Income Tax Rate

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019(1)(2)
Earnings (loss) before taxes and non-controlling interests	$24,135	$27,436	$(380)	$38,046
Statutory Canadian income tax rate	27.00%	27.00%	27.00%	27.00%
Income tax expense (recovery) based on above rates	$6,516	$7,408	$(103)	$10,272
Increase (decrease) due to:
Non-deductible expenditures	3,064	1,184	5,160	2,095
Foreign tax rate differences	(1,077)	15	5,834	174
Change in net deferred tax assets not recognized:
- Argentina exploration expenditures	637	1,002	1,372	1,576
- Other deferred tax assets	(16,697)	(9,823)	7,475	(14,712)
Effect of other taxes paid (mining and withholding)	2,285	5,636	6,847	10,032
Effect of foreign exchange on tax expense	1,445	(2,251)	42,416	(6,031)
Non-taxable impact of foreign exchange	2,334	1,088	(15,298)	2,681
Change in non-deductible portion of reclamation liabilities	3,181	2,075	4,000	7,332
Other	3,035	2,603	(260)	2,808
Income tax expense	$4,723	$8,937	$57,443	$16,227
(1)Includes amounts previously included in discontinued operations which have been recast, and presented, for the three months ended June 30, 2019 in continuing operations as a result of Timmins no longer being classified as held for sale.
(2)The bargain purchase gain recognized on the Tahoe Acquisition date was eliminated in the fourth quarter of 2019 and retrospectively adjusted from the Company's results, for the three months ended June 30, 2019, as a result of changes in the assessed fair values of assets acquired.
24. CONTINGENCIES

The Company is subject to various legal, tax, environmental and regulatory matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. In the opinion of management none of these matters are expected to have a material adverse effect on the results of operations or financial conditions of the Company. Since December 31, 2019, there have been no significant changes to these contractual obligations and commitments.
25. RELATED PARTY TRANSACTIONS

The Company’s related parties include its subsidiaries, associates over which it exercises significant influence, and key management personnel. During its normal course of operation, the Company enters into transactions with its related parties for goods and services.
Related party transactions with Maverix have been disclosed in Note 9 of these condensed interim consolidated financial statements. These transactions are in the normal course of operations and are measured at the amount of consideration established and agreed to by the parties which approximates fair value.

PAN AMERICAN SILVER CORP.	29